MORGAN LEWIS

LEON E. SALKIN
Associate
+1.215.963.5620
leon.salkin@morganlewis.com

October 21, 2016

FILED AS EDGAR CORRESPONDENCE

Trace Rakestraw, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: The Advisors' Inner Circle Fund III 485(a) Filing (File Nos. 333-192858 and 811-22920)
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Dear Mr. Rakestraw:

On behalf of our client, The Advisors' Inner Circle Fund III (the "Trust"), this letter responds to the comments you provided on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") via telephone on September 22, 2016, regarding the Trust's post-effective amendment no. 71, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment no. 75, under the Investment Company Act of 1940, as amended (the "1940 Act"), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the "Amendment") with respect to the RWC Global Emerging Equity Fund (the "Fund"). Below, we have briefly summarized your comments and questions, followed by our responses based on information provided by the Adviser. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

COMMENTS ON THE PROSPECTUS

1. COMMENT. Please confirm supplementally that the Adviser may recoup waived fees and/or reimbursed expenses only to the extent that the Fund's Total Annual Fund Operating Expenses (not including excluded expenses) are below the contractual expense limit in effect (i) at the time of the fee waiver and/or expense reimbursement and (ii) at the time of the recoupment.

     RESPONSE. The Trust confirms that the Adviser may recoup waived fees and/or reimbursed expenses only to the extent that the Fund's Total Annual Fund Operating Expenses (not including excluded expenses) are below the contractual expense limit in effect (i) at the time of the fee waiver and/or expense reimbursement and (ii) at the time of the recoupment.




                               MORGAN, LEWIS & BOCKIUS LLP

                               1701 Market Street
                               Philadelphia, PA 19103-2921     T +1.215.963.5000
                               United States                   F +1.215.963.5001

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Trace Rakestraw, Esq.
October 21, 2016
Page 2

2. COMMENT. Please confirm that the fees and expenses incurred indirectly by the Fund as a result of its investment in shares of one or more acquired funds are not expected to exceed 0.01 percent of the average net assets of the Fund during its current fiscal year, or alternatively, add an "Acquired Fund Fees and Expenses" subcaption to the Fund's "Annual Fund Operating Expenses" table and disclose in the subcaption the fees and expenses expected to be incurred indirectly by the Fund as a result of investment in shares of one or more acquired funds during the current fiscal year.

     RESPONSE. The fees and expenses incurred indirectly by the Fund as a result of its investment in shares of one or more acquired funds are not expected to exceed 0.01 percent of the average net assets of the Fund during its current fiscal year.

3. COMMENT. Please specify the types of convertible securities in which the Fund invests, and confirm supplementally that the Fund will count only those convertible securities that are "immediately" convertible into equity securities toward satisfying the Fund's 80% investment policy.

     RESPONSE. The "Principal Investment Strategies" section has been revised to specify that the convertible securities in which the Fund invests are principally convertible bonds and convertible preferred stocks.

     The Trust respectfully submits, however, that it believes that the Fund's definition of equity securities is reasonable and permitted under current SEC requirements. The Trust notes that in footnote 43 of the adopting release for Rule 35d-1 (Release No. IC-24828) (the "Rule 35d-1 Adopting Release"), the SEC stated that a fund may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objective and strategies, and that in footnote 13 of the Rule 35d-1 Adopting Release, the SEC explained that the Rule's 80% requirement applies to the fund's "investments" (as opposed to the narrower term "securities"), and therefore in appropriate circumstances a fund can include in its 80% basket an investment with "economic characteristics similar to the securities included in that basket." Accordingly, the Trust has defined equity securities to include all convertible securities because it considers convertible securities to have economic characteristics similar to equity securities, regardless of whether the convertible securities are immediately convertible. The Trust further believes that it is reasonable to count all convertible securities as equity securities because of the 1933 Act definition of equity securities. Specifically, Rule 405 of the 1933 Act defines equity security as:

          [a]ny stock or similar security, certificate of interest or participation in any profit sharing agreement, preorganization certificate or subscription, transferable share, voting trust certificate or certificate of deposit for an equity security, limited partnership interest, interest in a joint venture, or certificate of interest in a business trust; any security future on any such security; OR ANY SECURITY CONVERTIBLE, WITH OR WITHOUT CONSIDERATION INTO SUCH A SECURITY, or carrying any warrant or right to subscribe to or purchase such a security; or any such warrant or right; or any put, call, straddle, or other option or privilege of buying such a security from or selling such a security to another without being bound to do so. (EMPHASIS ADDED)

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Trace Rakestraw, Esq.
October 21, 2016
Page 3

     Accordingly, the Trust respectfully declines to make the requested confirmation.

4. COMMENT. Please disclose that any derivatives included as investments that satisfy the Fund's 80% investment policy will be valued for purposes of the Fund's 80% investment policy at their market, as opposed to notional, value.

     RESPONSE. The Fund intends to take into account exposures created by derivative instruments for purposes of its 80% investment policy in a manner consistent with Rule 35d-1. For example, if a derivative creates an investment exposure to an issuer in an amount equal to the mark-to-market value of the derivative, the Fund would typically expect to use that value for purposes of its 80% investment policy. On the other hand, if a derivative creates an investment exposure equivalent to a cash investment in the underlying issuer equal to the derivative's notional amount, the Fund reserves the right to use that amount for purposes of its 80% investment policy. The Trust respectfully submits that such treatment is consistent with the SEC's statement in footnote 13 of the Rule 35d-1 Adopting Release that "[i]n appropriate circumstances" a fund could "include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket."

     Accordingly, the following sentence has been added to the "Principal Investment Strategies" section:

          For purposes of the Fund's 80% investment policy, the Fund generally values its derivative instruments using the market values of the investments, but reserves the right to use an investment's notional value, where determined appropriate in the Adviser's discretion.

5. COMMENT. Please consider adding "investment style risk" to the "Principal Risks" section.

     RESPONSE. The requested change has been made.

6. COMMENT. In the "Principal Investment Strategies" section, please consider providing more information regarding how the Adviser decides which securities to buy and sell for the Fund, including how the Adviser analyzes the various factors it considers in making such decisions.

     RESPONSE. The Trust respectfully declines to make the requested change because it believes that, consistent with the requirement of Item 9(b)(2) of Form N-1A, the section appropriately explains "in general terms" how the Adviser decides which securities to buy and sell for the Fund.

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Trace Rakestraw, Esq.
October 21, 2016
Page 4

7. COMMENT. In the "Principal Investment Strategies" section, please describe the Fund's policies regarding liquidity and position sizing.

     RESPONSE. No changes have been made in response to this comment, because the Fund's liquidity policy is described in the SAI, and the Fund does not currently have a policy regarding position sizing.

8. COMMENT. Please confirm that the Fund does not expect to invest more than 25% of its net assets in a particular sector, country or geographic region or, alternatively, add appropriate disclosure to the prospectus.

     RESPONSE. The Adviser confirms that it does not currently expect the Fund to invest more than 25% of its net assets in a particular sector, country or geographic region, with the possible exception of the People's Republic of China ("China"). Accordingly, disclosure regarding investments in China has been added to the Prospectus.

9. COMMENT. In the "Shareholder Servicing Plan" section, please consider providing disclosure to the following effect:

          Because these fees are paid out of the Fund's assets on an on-going basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.

     RESPONSE. The Trust respectfully declines to make the requested change because Form N-1A only requires such disclosure in connection with a plan adopted under Rule 12b-1.

COMMENTS ON THE STATEMENT OF ADDITIONAL INFORMATION

10. COMMENT. In the "Description of Permitted Investments" section, please move the description of convertible securities out from under the "Debt Securities" heading given their classification by the Fund as equity securities.

     RESPONSE. No change has been made in response to this comment, because the description of convertible securities is above the "Debt Securities" heading.

11. COMMENT. Please confirm that the risks associated with investment in China are not principal risks of the Fund or, alternatively, add appropriate disclosure to the prospectus.

     RESPONSE. Disclosure regarding the risks associated with investments in China has been added to the Prospectus.

                            * * * * * * * * * * * *

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Trace Rakestraw, Esq.
October 21, 2016
Page 5

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5620.

Very truly yours,

/s/ Leon Salkin
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Leon Salkin